ATLAS CREST INVESTMENT CORP. II

399 Park Avenue

New York, New York 10022

Via EDGAR and Federal Express

May 24, 2021

Pamela Long

Assistant Director

c/o William Demarest, Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Crest Investment Corp. II Form 8-K filed May 17, 2021

File No. 001-39999

Ladies and Gentlemen:

Set forth below are the responses of Atlas Crest Investment Corp. II (the “Company,” “we,” “us” or “our”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 17, 2021, with respect to the Company’s Form 8-K, File No. 001-39999, filed with the Commission on May 17, 2021 (the “Form 8-K”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Form 8-K (“Amendment No. 1”), which includes changes that reflect the Staff’s comment.

For your convenience, the numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 8-K filed May 17, 2021

Item 4.02, page 2

1.	Please tell us why your filing does not include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant’s independent accountant the matters disclosed in the filing in accordance with Item 4.03(a)(3); or revise accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page 2 of Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

May 23, 2021

If you require additional information, please telephone the undersigned at 212-883-3820.

Sincerely,

/s/Christopher Callesano

Christopher Callesano

encl